

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

> **Re: Intelligent Highway Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2012**
> **File No. 333-181405**

Dear Mr. Jones:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the shares being registered for resale represent a majority of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

2. Please address your pagination throughout the document in your amendment. We note that the pagination restarts on page 1 in the section disclosing your first quarter, unaudited financial statements.

Prospectus Summary, page 1

3. Revise your prospectus summary to disclose that you are a development stage company and that your auditors have expressed substantial doubt regarding your ability to continue as a going concern. In addition, please add a summary of the purchase agreement you entered into with Michael Sullivan to acquire your nine agreements with Caltrans, including a discussion of the consideration paid to the Mr. Sullivan, the material terms of the agreement and the background to the transaction. For context, please discuss the risks and uncertainties surrounding your agreement with Mr. Sullivan, including the risks discussed in your "Risk Factor" section.

4. Please provide a brief summary of your operations and business plan.

5. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting

Risk Factors, page 2

6. Please provide risk factor disclosure regarding your executive officers lack of public company management experience.

7. We note that your chief financial officer, Philip Kirkland, does not appear to have any experience in public company accounting. Please provide risk factor disclosure regarding your chief financial officer's lack of accounting experience. In addition, please tell us how you maintain your books and records and prepare your financial statements.

Our contracts for services were acquired from Michael Sullivan…, page 3

8. Please expand this risk factor to provide your analysis of whether the agreements with Caltran were assignable under California law. In addition, please provide a description of the potential remedies available to Caltrans if the assignment from Michael Sullivan to you was invalidated, including any potential penalties or fees.

The contract between Michael Sullivan and Caltrans…, page 3

9. Please explain why you may be deemed an "expatriate" corporation under the nine contracts with Caltran that you acquired from Mr. Sullivan, including a definition of expatriate corporation. In addition, please describe the remedies available to Caltran under the contracts if it determines that you are an expatriate corporation.

Selling Shareholders, page 6

10. We note your disclosure regarding the various transactions whereby the selling shareholders obtained the shares that you are registering in this offering. However, the disclosure appears to provide information with respect to only 565,000 shares of common stock. Please provide information regarding the transaction or transactions whereby the selling shareholders acquired the other 110,000 shares being registered in this offering.

Description of Business, page 10

11. Revise your business section to disclose that you are development stage company and that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

12. Please clarify throughout your business section that your company does not have any direct contracts with Caltrans, and has never received any contracts from Caltrans. In addition, please discuss whether your company is eligible to directly bid and receive contracts from Caltrans. This discussion should address your potential status as an expatriate company.

13. Please file complete copies of each of the nine agreements with Caltran that you acquired from Michael Sullivan as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

14. We note that in Note 11 - Significant Transactions to your unaudited financial statements you disclose the purchase price for the Caltran contracts acquired from Mr. Sullivan. We also note your statements that the purchase agreement does not prevent Mr. Sullivan from withdrawing at "any time" or selling the same contracts to a third party. Please explain to us how you arrived at the purchase price for these agreements. In addition, please explain how Mr. Sullivan could withdraw from an agreement that has been consummated or resale contracts that you have purchased.

15. You disclose that the factoring agreement is between Michael J. Sullivan and Avalon Funding Corporation and that you are paid for services, labor, material and other expenses by Michael Sullivan directly. In this regard, in the liquidity section of your MD&A and the notes to your financial statements, disclose what rights, if any, you have to the funds disbursed through the factoring agreement.

Products, page 12

16. Please revise this heading to clarify that currently all you provide are "Services" rather than "Products." In addition, please define "CEVs" and "Hubs/Mini Hubs."

17. We note that beginning with the second paragraph of this section, you disclosure appears to provide a general description of the "intelligent traffic solutions" market rather than a discussion of products. Please revise this disclosure to specify how it relates to your current products or move it to a section, such as a Market section, that more accurately reflects the provided disclosure. In addition, please ensure that your disclosure differentiates between your current product offerings, if any, and your aspirational product ideas. Moreover, when you discuss your aspirational products, please provide a discussion of the status of development, risks and costs to develop these products for context.

Research and Development, page 13

18. We note your disclosure that your objective is to develop a "new inductive loop system." However, we note that on page 5 of your first quarter, unaudited financial statements, you disclose that you did not incur any research and development expenses in the period ended March 31, 2012. Please revise your disclosure to address the status of your development of this system, your lack of research and development expenditures in the first quarter of 2012 and your expectations of when you expect to begin testing this system. In addition, please provide an estimate of the aggregate funding you believe is necessary to develop and commercialize this system.

19. Please provide a discussion of the Development Agreement between you and American Water Solutions, Inc.

Competition, page 14

20. We note your statement that one of your competitive advantages is your "ability to complete every contract on time and within budget." However, we note that your company has only been in operations since April 2011 and all of your contracts end in 2014. Thus, it appears that you have not yet completed any contracts. Please provide a basis for this statement.

Statement of Operations, page 2

21. Based on your disclosure on pages 17 and 18 of your MD&A, it appears that employee cost, vehicle lease expense, and fuel cost are direct costs associated with generating your revenue. As such, please include these expenses, and any other revenue generating expenses, in cost of revenue in accordance with Item 5-03 of Regulation S-X.

Note 6 – Accrued Expenses and Other Liabilities, page 10

22. Please disclose why you have $258,021 accrued in unpaid payroll taxes. We note your reference to Note 11 – Commitments and Contingencies, but do not see a discussion regarding payroll taxes and penalty.

Financial Statements for Period from April 22, 2011 (Inception) to December 31, 2011

Note 4 Accounts Receivable, Pager F-11

23. Disclose the amount of uncollected accounts receivable as of the date of the balance sheet that have been sold to Avalon and are subject to recourse. Also disclose this information in the interim financial statements.

Note 5 – Notes Payable, page F-12

24. It appears that some of your note holders, such as Emerging Markets Consulting LLC are also shareholders. Please disclose all related party transactions in accordance with ASC 850.

Note 11 – Significant Transactions, page F-14

25. We note that you paid $2,000 to Michael J. Sullivan Sole Proprietorship for various contracts acquired on June 21, 2011. We also note that a majority of your revenue is generated from these contracts. In this regard, please tell us if Michael J. Sullivan is a related party and whether you have any other payment arrangements or obligations to Michael J. Sullivan or his affiliates.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

Overview, page 16

26. You state that, "The Company has distinguished itself through a product line including a new wireless and battery-less traffic sensor, used to measure traffic flow-rate, speed, and approximate vehicle weight. The energy self-sufficient sensor boasts an advantage of increased reliability, easy installation, and low maintenance costs." However, in other parts of your filing, it appears that you have not yet developed this product line. Please clarify this apparent inconsistency in your disclosure.

27. Please clarify that you have acquired rather than "entered into" your agreements with Caltrans.

Results of Operations, page 17

28. With regard to the factoring agreement, you state on page 17 of your MD&A that "fees and interest rates coupled with the retainer amount of the invoices have a negative impact on monthly cash flow." In this regard, please quantify the fees and interest paid on your factoring agreement in the liquidity section of your MD&A.

29. You state that "vehicle leasing is a major cost each month." In this regard, please disclose your vehicle leasing arrangements in the footnotes to your financial statements.

30. You state on page 18 that revenue has been generated from products sold, however your revenue recognition policy only addresses revenue for services provided. Please clarify and revise accordingly.

Liquidity and Capital Resources, page 18

Outstanding Loans, page 19

31. We note that several of your note payables were due in early and mid June. Please disclose whether those notes are currently in default.

32. Please revise your disclosure to specify your ability to generate adequate amounts of cash to meet your needs on both a long-term and short-term basis. Please clarify how long your current cash will fund your operations, and the amount of additional funding, if any, necessary to fund your operations over the next twelve months.

33. We note that the agreement with Kenneth Polk that you filed as Exhibit 4.1 states that the principal of the loan was $65,000, but your disclosure states that the principal of the loan was $100,000. Please reconcile.

34. Please disclose that certain of your directors have guaranteed notes issued by the company.

35. Please file copies of the notes with Byrd & Company and O.K. and B as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 22

36. Please revise your management's biographical information to remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held during the last five years rather than focusing on subjective descriptions of accomplishments or job performance.

37. We note your disclosure that Messrs. Jones and Kirkland helped "secure eight long-term contracts with the State of California." Given that the company acquired its nine contracts from Mr. Sullivan, please explain to us how your directors helped secure its contracts with Caltrans.

38. Please provide the required disclosure pursuant to Item 401(e)(1) of Regulation S-K regarding the "specific experience, qualifications, attributes or skills that led to the conclusion" that these individuals should serve as directors.

Involvement in Certain Legal Proceedings, page 23

39. Please provide the disclosure required by Item 401(f) of Regulation S-K regarding legal proceedings involving your directors during the last <u>ten</u> years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director